EXHIBIT 99.1

POET Technologies Announces Sample Availability of “POET Infinity” and Testing with Two Lead Customers

Alpha samples of the chiplet-based transmitter platform for 400G, 800G and 1.6T data center solutions are ready for shipment

TORONTO, June 14, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced alpha sample readiness of “POET Infinity™”, a chiplet-based transmitter platform for 400G, 800G and 1.6T pluggable transceivers and co-packaged optics solutions. Two lead customers have agreed to partner with POET to test the alpha version of the Infinity chiplet.

The POET Infinity chiplet complements the POET 800G 2xFR4 Receiver optical engine that the Company announced in February 2023, and completes the 800G chipset for 2xFR4 QSFP-DD or OSFP applications with two Infinity chiplets and one Receiver optical engine. Both customers intend to develop 800G 2xFR4 QSFP-DD and OSFP transceiver solutions using the POET Optical Engine chipsets.

The Infinity chiplet is the industry’s first implementation of directly modulated lasers (DMLs) for 100G/lane applications. DMLs are power efficient, cost effective and become a highly scalable solution when paired with the POET Optical Interposer™ platform. The chiplet incorporates 100G PAM4 DMLs, DML Drivers and an integrated optical multiplexer for a complete 400GBASE-FR4 transmitter solution on a chip. The small size of the chiplet and a daisy-chain architecture enables side-by-side placement of multiple instances to achieve 800G and 1.6T speeds.

The POET Infinity product line carries forward the POET differentiation of all passive alignments and monolithically integrated waveguides, multiplexers and demultiplexers, which translates to lower cost, lower power consumption and ease-of-assembly benefits for customers.

“The availability of a transmitter solution for 400G, 800G and 1.6T speeds that is power efficient, cost effective and highly scalable for the data center market is a major achievement,” said Dr. Suresh Venkatesan, Chairman & CEO of POET. “Our customers are excited to receive the samples and test them because it simplifies their transceiver design significantly and shortens the design cycle with POET optical engines that incorporate all of the required optical elements as well as the key electronic components, including laser drivers and trans-impedance amplifiers.”

The development of a production version of the POET Infinity chiplet is on track and POET expects to deliver beta samples by Q4 of 2023 and start production by the first half of 2024. The ethernet transceiver market for 400G and above data rates is projected by Lightcounting to exceed $6 billion by 2028.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Investor Relations Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Media Relations Contact: Shelton Group Tyler Weiland tweiland@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its optical engine or light source products to be incorporated into its customer’s products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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